May 28, 2009

VIA U.S. MAIL

Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: First MetLife Investors Insurance Company
        First MetLife Investors Insurance Company Variable Annuity Account One
        Initial Registration Statement on Form N-4
        File Nos. 811-8306 and 333-158579

Dear Mr. Conner:

        The staff has reviewed the above-referenced registration statement, which the
Commission received on April 15, 2009. Based on your representation that the filing is
substantially similar to File No. 333-137370, the filing received a selective review.
Based on this review, we have the following comments on the filing. Note that the page
numbers refer to the marked copy of the filing.

1. General

    Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the EDGAR class identifier associated with the contract.

2. Owner Transaction Expense Table, page 5

    a. Please delete the first line opposite Transfer Fee, as the information is disclosed in
    Note 2.

    b. Please move all footnotes to the bottom of the page so that they do not compete
    with the required fee table disclosures.

    c. Please note that the withdrawal charge schedule may be included in the fee table.
    See Instruction 9 to Item 3 of Form N-4.

3. Fee Tables, pages 6-7

If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," (page 16) please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

4. Fee Tables - Additional Rider Charges, page 6

a. Please clarify in a footnote to the table or in the preamble thereto that the Lifetime Withdrawal Guarantee Rider, whether Single or Joint Life, is automatically part of the contract and that you may not purchase the contract without the rider.

b. Please delete the second sentence in the note following the double star, as it implies that the fee table may not reflect the actual rider charges.

c. Please reformat the table to clarify that there are only two riders, each with a current and a maximum charge. Repetitive disclosure should be deleted.

5. Examples, page 9

Please disclose that the examples reflect the fee for the Joint Life Version of the Lifetime Withdrawal Guarantee Upon Annual Step-Up.

6. Annual Benefit Payment, pages 26 and 27

The references to a withdrawal taken on or after the issue date are confusing. Can a withdrawal be taken before the issue date?

7. Managing Your Withdrawals, page 29

In the second sentence of the bolded text, please state, as you do on page 27, that in the case of an excess withdrawal, the Remaining Guaranteed Withdrawal amount will be reduced in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the account value.

8. Appendix B – Example 2

In the sentence beginning "Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000…," please advise whether $95,000 should be $96,000 and $5,000 should be $4,000. In the alternative, please advise why the Remaining Guaranteed Amount in the third sentence is $96,000 and not $95,000.

9. Powers of Attorney

    Please provide powers of attorney that relate specifically to this new registration
    statement as required by Rule 483(b) of the 1933 Act. This means that each power of
    attorney must either (a) specifically list the '33 Act registration number of the initial
    filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is
    being registered.

10. Financial Statements, Exhibits, and Other Information

    Financial statements, exhibits, and other required disclosure not included in this
    registration statement must be filed in a pre-effective amendment to the registration
    statement.

11. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the fund and its
    management are in possession of all facts relating to the fund's disclosure, they are
    responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that:

    · should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the fund from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
    information you provide to the staff of the Division of Investment Management in
    connection with our review of your filing or in response to our comments on your
    filing.

    We will consider a written request for acceleration of the effective date of the
    registration statement as a confirmation of the fact that those requesting acceleration
    are aware of their respective responsibilities. We will act on the request and, pursuant
    to delegated authority, grant acceleration of the effective date.

    * * * ** *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products